EXHIBIT (c)(iv)

2024-25 Mid-Year Fiscal and Economic Review

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the Russian invasion of Ukraine and the conflicts in the Middle East;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(iv)-1

MID-YEAR FISCAL
AND ECONOMIC REVIEW
2024–25

© The State of Queensland (Queensland Treasury) 2025

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Content from the 2024–25 Mid-year fiscal and economic review should be attributed to:

© The State of Queensland (Queensland Treasury) Mid-year fiscal and economic review (MYFER) 2024–25.

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MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

CONTENTS

Overview - the state of Queensland’s finances	2

Economic overview	5

Fiscal overview	6

Net operating balance	6

Revenue	8

Expenses	10

Balance sheet	11

Capital program	12

Uniform Presentation Framework	13

Economic and revenue assumptions	22

Economic assumptions	22

Taxation and royalty revenue	22

Royalty assumptions	23

Exchange rate and commodity prices and volumes	23

Interest rates	23

Fiscal aggregates	24

Overview – the state of Queensland’s finances

Respect for Queenslanders’ money is a foundational commitment of the Government. This starts with being transparent about the state of Queensland’s finances. The 2024–25 Mid-Year Fiscal and Economic Review (MYFER) is an updated assessment of the financial position inherited from the former government.

Since coming to office, the Government has worked methodically to identify funding shortfalls, including underfunded frontline services and programs across the forward estimates, known funding pressures in demand-driven service delivery agencies, and capital projects with substantial cost overruns. Provision for these identified budget shortfalls is now included in MYFER, presenting the baseline from which the state’s budget position must improve.

In addition to updated revenue forecasts, MYFER also incorporates the Government’s costed election commitments, net of identified savings, which represent an overall improvement to the operating balance across the forward estimates.

When underfunded legacy issues are accounted for, unallocated savings of the former government reversed, and other adjustments incorporated, Queensland’s net operating balance deteriorates by $2.3 billion in 2024–25 to a forecast deficit of $4.9 billion, and across the forward estimates, the position worsens dramatically.

The forecast operating deficit in 2025–26 is $6.9 billion, with deficits of $9.2 billion projected each year in 2026–27 and 2027–28. The three projected deficits from 2025–26 onwards would each be the largest on record, surpassing the $5.7 billion deficit recorded in 2019–20 at the onset of the COVID-19 pandemic. The deficits projected in MYFER from 2024–25 to 2027–28 total $30.2 billion.

Chart 1 shows the changes in the General Government Net Operating Balance between the 2024–25 Budget and the 2024–25 MYFER.

Chart 1: General Government Sector Net Operating Balance – 2024–25 Budget compared to 2024–25 MYFER

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

The Non-financial Public Sector (NFPS) 4-year capital program to 2027–28 has been revised upward by $22.6 billion to $129.9 billion, compared to $107.3 billion in the 2024–25 Budget. The upward revisions reflect significant cost escalations in the program and funding decisions taken by the former government after the 2024–25 Budget but prior to the 2024 State General Election. Since 2016–17, the 4-year capital program has more than tripled over this time reflecting a range of decisions made by the former government. Chart 2 shows changes in the capital program over time.

Chart 2: Non-financial Public Sector capital program

Note:

1.  Capital programs from 2024–25 to 2027–28 are forecasts as published in the 2024–25 Budget.

An unprecedented acceleration in borrowing would be required to fund these operating deficits as well as the identified cost overruns across the capital program.

Total non-financial public sector (NFPS) borrowings are projected to more than double from $106.4 billion in 2023–24 to a record $217.8 billion by 2027–28. NFPS borrowing by 2027–28 has increased by $45.8 billion from the $172 billion projected in the 2024–25 Budget to $217.8 billion. Chart 3 shows the change in NFPS borrowing between the 2024–25 Budget and 2024–25 MYFER and growth over the forward estimates.

Chart 3: Non-financial Public Sector borrowing – growth from 2024–25 Budget to 2024–25 MYFER

The rapid acceleration of borrowing projected in MYFER sees Queensland move from having the lowest levels NFPS borrowing per capita of the major states to the highest in just 4 years, surpassing Victoria in 2027–28. Chart 4 shows the Non-financial Public Sector borrowing per capita for Queensland, New South Wales (NSW) and Victoria (Vic) as published in their respective 2024–25 MYFER documents.

Chart 4: Non-financial Public Sector borrowing per capita compared to NSW and Victoria

Note:

1.  Data sourced from NSW’s 2024-25 Half-Yearly Review and Victoria’s 2024-25 Budget Update.

The unprecedented quantum of the inherited deficits, and the projected rapid accumulation of debt is unsustainable.

The 2025-26 Budget will be developed in a methodical manner with the objective to deliver a safe and secure pathway to drive budget improvement, with lower debt than under the policy settings of the former government. Despite record revenue windfalls and record spending levels announced in recent Budgets, there are measurable outcomes that have declined. For example, ambulance ramping rates as well as the number of victims of crime and people unable to find a place to call home remain of concern.

Every taxpayer dollar must achieve the maximum value for Queenslanders. A strong, empowered Queensland public service, and a focus on kickstarting productivity in the economy to drive-down costs across industry will be key to delivering this.

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Economic overview

Queensland’s economy grew by 2.1 per cent in 2023–24, driven by a substantial rebound in net exports and continued growth in the domestic economy.

Domestically, sustained high interest rates continue to constrain household budgets and spending, while a range of factors, including material and labour shortages, poor weather, construction company insolvencies and low productivity growth have limited growth in dwelling investment.

Queensland’s economic growth is forecast to strengthen to 2 1⁄2 per cent in 2024–25, albeit slower than the 3 per cent forecast in the 2024–25 Budget, reflecting weaker than previously expected private demand and a smaller contribution from the trade sector than expected at Budget.

Economic growth is expected to be sustained at 2 1⁄2 per cent in 2025–26 as components of the domestic economy, particularly household consumption, regain momentum.

Employment continued to grow strongly in 2023–24, up 3.0 per cent, while the unemployment rate averaged 4.1 per cent. Employment growth is now forecast to be 2 1⁄2 per cent in 2024–25 (up from 1 1⁄2 per cent at Budget), and 1 1⁄2 per cent in 2025–26 (up from 1 per cent forecast at Budget).

The unemployment rate is expected to remain lower for longer than previously anticipated, averaging 4 1⁄4 per cent in 2024–25 and 4 1⁄2 per cent in 2025–26.

Queensland’s economy and labour market continue to face several risks, including the potential for household consumption to be weaker than expected if interest rates remain higher for longer. Meanwhile, capacity constraints and elevated building costs could continue to hinder activity in the construction industry.

The external environment, both nationally and globally, also remains highly uncertain. Further, any revival in protectionist policies could impact global trade and commodity prices, while the extent to which China’s stimulus packages are successful in supporting domestic activity will shape ongoing demand for Queensland’s major exports. Table 1 outlines the economic forecasts based on actuals, 2024–25 Budget, and 2024–25 MYFER.

Table 1: Queensland Economic Forecasts1

	2023–24	2024–25		2025–26

	Actuals	Budget	MYFER	Budget	MYFER

Gross state product[2]	2.1	3	2 1⁄2	2 1⁄2	2 1⁄2

State final demand	3.0	3 1⁄4	2 1⁄4	2 3⁄4	3

Employment	3.0	1 1⁄2	2 1⁄2	1	1 1⁄2

Unemployment rate[3]	4.1	4 1⁄2	4 1⁄4	4 3⁄4	4 1⁄2

Inflation[4]	4.1	2	2	3 1⁄4	3 1⁄4

Wage price index	4.7	3 3⁄4	3 3⁄4	3 1⁄2	3 1⁄2

Population	2.5	1 1⁄2	1 3⁄4	1 1⁄2	1 1⁄2

Notes:
1. Unless otherwise stated, all figures are annual percentage changes.
2. Chain volume measure (CVM), 2022-23 reference year.
3. Per cent, year-average.
4. Brisbane, per cent, year-average.
Sources: ABS Annual State Accounts, Labour Force, Consumer Price Index, Wage Price Index and National, State and Territory Population, and Queensland Treasury.

Fiscal overview

Table 2: Key fiscal aggregates1

	2023–24 Actual[2] $ million	2024–25 Budget $ million	2024–25 MYFER $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million

General Government Sector

Revenue	89,768	88,107	88,071	89,286	91,278	95,749

Expenses	88,087	90,738	92,983	96,211	100,451	104,939

Net operating balance	1,681	(2,631)	(4,911)	(6,926)	(9,173)	(9,190)

PNFA[3]	10,507	12,831	14,189	18,078	19,398	19,463

Fiscal balance	(4,001)	(10,790)	(14,394)	(19,679)	(22,216)	(21,852)

Borrowing	58,773	77,118	77,627	101,784	127,399	153,766

Net debt	5,684	27,407	25,539	48,266	73,338	98,838

Non–financial Public Sector

Borrowing	106,397	124,707	128,085	156,190	187,445	217,826

Notes:

1.	Numbers may not add due to rounding.
2.	Reflects published actuals.
3.	PNFA: Purchases of non–financial assets.

Net Operating Balance

A General Government Sector net operating deficit of $4.911 billion is forecast for 2024–25, compared to the estimated operating deficit of $2.631 billion in the 2024–25 Budget.

The revised operating position in 2024–25 reflects:

•	higher expense growth reflecting provision of additional funding for unfunded frontline service delivery growth in a range of portfolios, including health and other social services;

•	expense and revenue measures taken since the 2024–25 Budget, including addressing under-funding of the justice and corrections system; and

•	lower royalty revenue following a fall in coal and oil prices. These revisions are partially offset by an increase in GST revenue and higher than anticipated transfer duty and payroll tax revenue.

The Government’s 2024 State General Election commitments, including funding for the continuation of 50 cent public transport fares have also been incorporated into MYFER estimates.

An operating deficit of $6.926 billion is forecast for 2025–26, before deteriorating further to operating deficits in 2026–27 of $9.173 billion and in 2027–28 of $9.190 billion. The deterioration in net operating balances across the forward estimates largely reflects the fiscal impact of legacy funding issues within key service delivery areas of health, education, child safety and law and order, removal of the former government’s $3 billion in unallocated savings and other parameter adjustments including higher interest costs.

Some state revenues have been upgraded across the remainder of the forward estimates compared to the 2024–25 Budget, with modestly higher payroll tax and transfer duty being notable. The outlook for GST revenue has deteriorated due to a range of factors, including potential material downside impacts to Queensland’s GST share from 2025–26 onwards due to methodology changes implemented as a result of the Commonwealth Grants Commission’s 2025 Methodology Review.

The revised outlook for key state revenues also incorporates the impact of the Queensland Government’s revenue measures, including exempting first home buyers building or purchasing new homes from transfer duty, and exempting payments to general practitioners from payroll tax.

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Table 3 provides a breakdown of the movements in the net operating balance since the 2024–25 Queensland Budget.

Table 3: Reconciliation of net operating balance, 2024–25 Budget to 2024–25 MYFER1

	2024–25 MYFER $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million

2024–25 Budget net operating balance	(2,631)	(515)	887	2,027

Royalty and land rent revisions	(421)	(10)	16	79

Taxation revisions (excl. General Election Commitments)	209	328	398	408

GST revisions	454	(698)	(252)	(182)

2024 State General Election Commitments (Net)[2]	238	94	356	804

Expense measures - Government	(115)	(398)	(376)	(403)

Expense measures former government	(133)	(44)	(31)	(50)

Removal of former government unallocated savings	(300)	(750)	(1,000)	(1,000)

Allowance for under-funded legacy issues and other adjustments[3]	(1,644)	(4,870)	(8,009)	(8,886)

Interest expense	253	(240)	(936)	(1,839)

Other parameter adjustments[4]	(820)	177	(226)	(147)

2024–25 MYFER net operating balance	(4,911)	(6,926)	(9,173)	(9,190)

Notes:

1.	Numbers may not add due to rounding
2.	Reflects the net revenue and expense impact of the Government’s costed election commitments, including the impact of saving measures.
3.	Allowance for under-funded legacy issues inherited from the former government including provisions addressing under-funding in health, education and child safety services and other growth funding.
4.

Other parameter adjustments reflect actuarial adjustments to superannuation liabilities, depreciation, swaps, net flows from PNFC and PFC entities, net impact of Disaster Recovery Funding Arrangements, Australian Government funding revisions and deferrals.

Revenue

Overview

The outlook for Queensland’s total key revenues (taxation, royalties and GST) over the forward estimates has been revised only slightly since the 2024–25 Budget.

Total key revenues are now expected to decline by $2.766 billion (5.1 per cent) to $51.947 billion in 2024–25, and fall further in 2025–26, before returning to solid growth from 2026–27.

Compared to the 2024–25 Budget, the $217.3 million (0.4 per cent) upward revision for key revenues in 2024–25 is due primarily to higher-than-expected GST which has offset a $421.4 million reduction in expected royalty revenue.

In subsequent years, total key revenues have been revised downwards by $443.1 million in 2025–26, followed by upward revisions of $98.4 million in 2026–27 and $240.6 million in 2027–28.

These revisions largely reflect the net impact of:

•	ongoing strength of Queensland’s housing and labour markets over recent quarters, resulting in improved expectations for payroll tax and transfer duty over the medium term; and

•

a revised outlook for Queensland’s GST revenue, with upgrades to the national GST pool in the Australian Government’s 2024–25 MYEFO being offset by a range of factors that present material downside risks to Queensland’s GST revenue. These include uncertainty around the outlook for consumption, ongoing impacts of cyclical royalty revenue, uncertainty around the potential outcomes of the Commonwealth Grants Commission’s 2025 Methodology Review, and other parameter adjustments.

Chart 5 outlines the changes in the key revenue items – taxes, royalties and GST – since the 2024–25 Budget.

Chart 5: Revisions to key revenues since 2024–25 Budget

Taxation

Taxation revenue is now estimated to total $24.984 billion in 2024–25, $2.325 billion (10.3 per cent) higher than in 2023–24 and $185.1 million (0.7 per cent) higher than estimated in the 2024–25 Budget.

Tax revenue is also expected to be slightly stronger in the subsequent years of the forecast period, with the total upward revisions to tax revenue since the 2024–25 Budget totalling $1.127 billion over the 4 years from 2024–25 to 2027–28.

The recent strength in dwelling prices, wages and employment is contributing to the expected strong growth in taxation revenue in 2024–25. Payroll tax and transfer duty have both been revised upwards, reflecting the strong

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

performance of Queensland’s labour and housing markets in 2024–25, with flow on impacts expected on the revenue base and growth of these key taxes across the forward estimates period.

Beyond 2024–25, total taxation revenue is expected to grow by around 5.7 per cent per annum on average over the three years to 2027–28, but with the annual rate of growth easing over the period. In addition to the ongoing strength of payroll tax and transfer duty, this solid growth also reflects broad-based growth across most other key taxes in line with the expected performance of the Queensland economy and labour market.

The revised outlook for taxation also incorporates the impact of the Government’s election commitments to provide targeted tax exemptions to first home buyers and patients visiting their GP.

Royalties

Royalty revenue is expected to total $7.984 billion in 2024–25, $4.787 billion (37.5 per cent) lower than in 2023–24 and $421.4 million (5.0 per cent) lower than forecast at the 2024–25 Budget. The downward revision is largely driven by lower than anticipated coal export volumes combined with a faster-than-expected decline in hard coking coal prices, which were only partly offset by a weaker Australian dollar.

Beyond 2024–25, the outlook for total royalties is broadly unchanged compared to the 2024–25 Budget, with further declines in royalty revenue still expected in coming years as commodity prices continue to normalise, before royalty revenue broadly stabilises from 2027–28.

GST

Queensland’s GST revenue is estimated to total $18.979 billion in 2024–25, $304.4 million (1.6 per cent) lower than in 2023–24, and up $453.6 million compared with the outlook at the time of the 2024–25 Budget.

As outlined in the Budget, the expected decline from 2023–24 reflects the Commonwealth Grants Commission’s recommendation in its 2024 Update report that Queensland receive a smaller share of the GST pool in 2024–25 compared with 2023–24. This impact has only partially been offset by impacts of the Australian Government’s upgrades to the national GST pool in 2024–25, as outlined in the Commonwealth MYEFO.

Reflecting a range of factors that present downside risks to Queensland’s GST, Queensland’s GST revenue is forecast to decline again in 2025–26 by 5.6 per cent. Following this, GST revenue is forecast to grow strongly, by 13.9 per cent in 2026–27 and then 16.3 per cent in 2027–28. These increases are driven by anticipated ongoing growth in the national GST pool and the expectation that the impacts of the higher coal royalties on Queensland’s share of GST will continue to reduce as coal prices continue to moderate.

The Australian Government’s MYEFO forecast an increase in the national GST pool across all years of the forward estimates compared with their previous 2024–25 Budget forecasts. However, there is ongoing uncertainty around the speed of recovery in national consumption in the context of ongoing risks to national and global economic growth.

Further, there are a range of other factors influencing Queensland’s GST share in the short term and across the forecast period, including the ongoing impacts of previous high royalties on Queensland’s GST share and uncertainty around the potential outcomes of the Commonwealth Grants Commission’s 2025 Methodology Review.

A range of other parameters impacting Queensland’s GST revenue outlook have also been updated to reflect outcomes from other state and territory 2024–25 Budgets.

Expenses

General Government Sector expenses in 2024–25 are estimated to total $92.983 billion, which is $2.245 billion higher than the 2024–25 Budget estimate. The increase reflects a number of revisions including:

•	addressing funding shortfalls for frontline services and programs, including health and law and order agencies;

•	revisions to timing and cost of disaster recovery works to address damage from past natural disasters;

•	adjusting provisions for demand-driven services relating to child safety and victims of crime assistance;

•	decisions made by the former government after the 2024–25 Budget; and

•	decisions made by the Government to address anticipated funding pressures arising from national funding agreements.

Most of these issues also impact the forward estimates and are the key drivers of substantially higher expenses. Higher expenditure on frontline social services is expected to impact the forward estimates arising from the need to address estimated funding shortfalls in large key frontline service delivery agencies, such as health and law and order agencies.

Revisions to timing and cost of disaster recovery works from past natural disasters have also been incorporated into the forward estimates. These forecasts would be impacted by adverse weather events should they occur in the future. If these events do occur, it is expected that these could impact delivery of state initiatives. Disaster related expenses are shared with the Australian Government under the Disaster Recovery Funding Arrangements.

Compared to the 2024–25 Budget, other interest expenses are projected to increase by over $3 billion across the 3 years to 2027–28 as borrowings increase rapidly across the forward estimates following the deterioration in operating positions and capital program cost overruns.

General Government Sector expenses across the forward estimates include costed election commitments totalling $4.052 billion, which is offset by $6.9 billion in savings identified in the election commitments with these savings to be allocated to agencies in the 2025–26 Budget.

The $3 billion in savings proposed by the former government in the 2024–25 Budget have been reversed from the forward estimates as they were announced but not allocated to agencies.

Emerging fiscal pressures

Beyond general uncertainties related to budget parameter assumptions, emerging fiscal issues include:

•

additional water infrastructure and upgrades to existing infrastructure required over the next decade to meet future water demand, provide drought contingency, and ensure the safety and reliability of Queensland’s dams in line with dam safety guidelines;

•

potential material downside impacts to Queensland’s GST share from 2025–26 onwards due to methodology changes implemented as a result of the Commonwealth Grants Commission’s 2025 Methodology Review; and

•	the potential liability for the State with respect to compensation arising from acts that have extinguished or impaired native title since 1975.

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Balance sheet

General Government Sector borrowing is estimated to be $77.627 billion by 30 June 2025, which is $509 million higher than projected in the budget.

By June 2027–28, General Government Sector borrowing is expected to be $153.766 billion, $42.4 billion higher than the 2024–25 Budget estimate. This is largely due to legacy service delivery expenses and cost escalations within the State’s capital program.

General Government Sector net debt is expected to be $25.5 billion by 30 June 2025, which is $1.9 billion lower than anticipated at the 2024–25 Queensland Budget. However, consistent with the rapid escalation in borrowings, net debt deteriorates significantly over the forward estimates.

Public Non-financial Corporations (PNFC) Sector debt is primarily held by government-owned operations and is supported by income-generating assets including key pieces of economic infrastructure.

PNFC Sector borrowing is estimated to be $64.1 billion by June 2028, $3.5 billion more than at the 2024–25 Budget largely reflecting cost escalations to capital projects.

The Non-financial Public Sector (NFPS) is a consolidation of the General Government and PNFC sectors, with transactions between these sectors eliminated.

NFPS borrowing is expected to be $128.1 billion by June 2025.

By June 2028, NFPS borrowing is estimated to be $217.8 billion, $45.8 billion higher than the 2024–25 Budget estimate.

Capital program

The Non-financial Public Sector (NFPS) capital program for the period 2024–25 to 2027–28 is $129.9 billion. The capital program comprises $114.1 billion of purchases of non-financial assets (PNFA), $14.3 billion of capital grant expenses, and acquisitions of non-financial assets under finance leases and similar arrangements of $1.4 billion. This compares to the 2024–25 Budget 4-year capital program estimate of $107.3 billion.

The $22.6 billion increase in the program over the forward estimates is due to significant cost escalations in the State’s capital program, funding decisions taken by the former government after the 2024–25 Budget but prior to the 2024 State General Election, and incorporation of the Government’s election commitments for infrastructure and capital grant spending. Funding decisions made by the former government prior to the 2024 State General Election include further staged implementation of the European Train Control system across the rail network, and cost escalations identified up to that time for Gold Coast Light Rail and Cross River Rail projects.

Cost pressures account for most of the increase in the capital program and relate to:

•	the health Capacity Expansion Program and various hospital upgrades;

•	a raft of water projects across the State, including Paradise Dam rebuild and various dam safety and water security projects;

•	CopperString 2032 transmission line;

•	transport infrastructure builds and upgrades through the Queensland Transport and Roads Investment Program;

•	the athletes’ villages for the 2032 Brisbane Olympic and Paralympic Games; and

•	various projects across agencies to support future service delivery.

Other significant drivers include additional funding for Bruce Highway upgrades and upward revisions to disaster recovery works. Growth in the capital program has been tempered to some extent by cessation of the Pioneer-Burdekin pumped hydro project.

The NFPS capital program has increased significantly over the last 2 years, with the current program more than double the 2022–23 Budget 4-year capital program of $59.1 billion. This growth can be ascribed to a range of factors, including the:

•	impact of the large government capital program on the capacity of the infrastructure and construction sectors in Queensland to deliver, leading to delays and material cost inflation;

•	magnitude and pace of the former government’s Queensland Energy and Jobs Plan; and

•

impact of government mandated workplace arrangements, particularly through the Best Practice Industry Conditions (BPICs) which impact primarily on larger projects (over $100 million) and which increase costs and reduce productivity.

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Uniform Presentation Framework

Table 4: General Government Sector Operating Statement1

		2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

		Outcome	Budget	MYFER	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Taxation revenue	22,659	24,799	24,984	26,838	28,244	29,545

	Grants revenue	40,064	40,278	40,357	40,953	42,619	46,125

	Sales of goods and services	7,143	7,333	7,408	7,650	7,419	7,281

	Interest income	3,617	3,501	3,519	3,354	3,396	3,453

	Dividend and income tax equivalent income	1,477	1,771	1,776	1,769	1,641	1,457

	Other revenue	14,807	10,425	10,027	8,721	7,958	7,887

	Total Revenue from Transactions	89,768	88,107	88,071	89,286	91,278	95,749

Less	Expenses from Transactions

	Employee expenses	33,264	35,217	35,417	37,597	39,943	42,452

	Superannuation expenses

	Superannuation interest cost	789	758	828	744	680	632

	Other superannuation expenses	4,071	4,108	4,393	4,638	4,948	5,253

	Other operating expenses	25,901	25,153	26,833	26,232	26,921	27,395

	Depreciation and amortisation	5,441	5,716	5,754	6,027	6,383	6,795

	Other interest expenses	2,020	2,655	2,401	3,664	5,068	6,602

	Grants expenses	16,601	17,131	17,358	17,309	16,508	15,810

	Total Expenses from Transactions	88,087	90,738	92,983	96,211	100,451	104,939

Equals	Net Operating Balance	1,681	(2,631)	(4,911)	(6,926)	(9,173)	(9,190)

Plus	Other economic flows - included in operating result	4,038	85	116	(248)	(246)	(226)

Equals	Operating Result	5,719	(2,547)	(4,795)	(7,173)	(9,419)	(9,416)

Plus	Other economic flows - other movements in equity	21,456	3,235	3,331	3,889	4,342	4,193

Equals	Comprehensive Result - Total Change In Net Worth	27,174	689	(1,464)	(3,284)	(5,077)	(5,223)

	KEY FISCAL AGGREGATES

	Net Operating Balance	1,681	(2,631)	(4,911)	(6,926)	(9,173)	(9,190)

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	10,507	12,831	14,189	18,078	19,398	19,463

	Less Sales of non-financial assets	147	74	97	168	168	167

	Less Depreciation	5,441	5,716	5,754	6,027	6,383	6,795

	Plus Change in inventories	(3)	38	48	41	9	(21)

	Plus Other movements in non-financial assets	766	1,079	1,095	829	186	181

	Equals Total Net Acquisition of Non-financial Assets	5,682	8,159	9,482	12,753	13,042	12,662

Equals	Fiscal Balance	(4,001)	(10,790)	(14,394)	(19,679)	(22,216)	(21,852)

Note:

1. Numbers may not add due to rounding.

Table 5: Public Non-financial Corporations Sector Operating Statement1

		2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

		Outcome	Budget	MYFER	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Grants revenue	1,251	850	966	867	783	818

	Sales of goods and services	15,215	15,377	16,115	17,107	18,172	18,969

	Interest income	219	149	179	142	130	121

	Other revenue	675	588	517	292	263	225

	Total Revenue from Transactions	17,360	16,963	17,778	18,407	19,348	20,132

Less	Expenses from Transactions

	Employee expenses	3,075	3,241	3,343	3,484	3,610	3,720

	Superannuation expenses

	Superannuation interest cost	(16)	—	—	—	—	—

	Other superannuation expenses	375	413	473	506	525	542

	Other operating expenses	7,027	6,628	7,331	7,119	7,335	7,494

	Depreciation and amortisation	2,873	3,395	3,137	3,543	3,968	4,442

	Other interest expenses	1,832	2,135	2,136	2,532	2,942	3,577

	Grants expenses	22	28	29	23	23	23

	Other property expenses	354	507	469	477	390	315

	Total Expenses from Transactions	15,543	16,347	16,918	17,683	18,793	20,114

Equals	Net Operating Balance	1,817	616	860	724	556	17

Plus	Other economic flows - included in operating result	(833)	(299)	(469)	(231)	(342)	(523)

Equals	Operating Result	983	316	391	493	214	(505)

Plus	Other economic flows - other movements in equity	1,539	3,398	3,952	2,667	1,878	4,077

Equals	Comprehensive Result - Total Change In Net Worth	2,523	3,714	4,343	3,160	2,092	3,572

	KEY FISCAL AGGREGATES

	Net Operating Balance	1,817	616	860	724	556	17

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	6,402	9,410	11,561	10,649	10,484	10,314

	Less Sales of non-financial assets	27	14	24	86	8	9

	Less Depreciation	2,873	3,395	3,137	3,543	3,968	4,442

	Plus Change in inventories	91	1	(51)	83	21	2

	Plus Other movements in non-financial assets	712	102	91	84	393	85

	Equals Total Net Acquisition of Non-financial Assets	4,304	6,103	8,439	7,188	6,922	5,949

Equals	Fiscal Balance	(2,487)	(5,487)	(7,579)	(6,464)	(6,367)	(5,931)

Note:

1. Numbers may not add due to rounding.

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Table 6: Non-financial Public Sector Operating Statement1

		2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

		Outcome	Budget	MYFER	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Taxation revenue	22,198	24,345	24,646	26,490	27,892	29,153

	Grants revenue	40,165	40,350	40,460	41,049	42,688	46,195

	Sales of goods and services	18,802	19,010	19,669	20,542	21,798	22,723

	Interest income	3,758	3,579	3,633	3,451	3,496	3,555

	Dividend and income tax equivalent income	147	219	189	199	210	211

	Other revenue	15,188	11,012	10,543	9,013	8,221	8,112

	Total Revenue from Transactions	100,258	98,517	99,141	100,744	104,305	109,948

Less	Expenses from Transactions

	Employee expenses	36,138	38,247	38,650	40,969	43,440	46,057

	Superannuation expenses

	Superannuation interest cost	773	758	828	744	680	632

	Other superannuation expenses	4,446	4,521	4,865	5,144	5,473	5,795

	Other operating expenses	29,348	28,068	30,296	29,121	30,448	31,348

	Depreciation and amortisation	8,314	9,111	8,891	9,570	10,351	11,237

	Other interest expenses	3,541	4,496	4,261	5,933	7,758	9,901

	Grants expenses	15,201	16,380	16,524	16,561	15,816	15,086

	Total Expenses from Transactions	97,761	101,581	104,315	108,043	113,967	120,056

Equals	Net Operating Balance	2,497	(3,064)	(5,174)	(7,299)	(9,662)	(10,107)

Plus	Other economic flows - included in operating result	3,135	(215)	(352)	(479)	(587)	(749)

Equals	Operating Result	5,631	(3,279)	(5,526)	(7,778)	(10,249)	(10,856)

Plus	Other economic flows - other movements in equity	21,543	3,967	4,062	4,493	5,172	5,634

Equals	Comprehensive Result - Total Change In Net Worth	27,174	689	(1,464)	(3,284)	(5,077)	(5,223)

	KEY FISCAL AGGREGATES

	Net Operating Balance	2,497	(3,064)	(5,174)	(7,299)	(9,662)	(10,107)

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	16,887	22,241	25,760	28,724	29,863	29,776

	Less Sales of non-financial assets	174	88	121	254	175	176

	Less Depreciation	8,314	9,111	8,891	9,570	10,351	11,237

	Plus Change in inventories	87	39	(2)	124	31	(19)

	Plus Other movements in non-financial assets	1,478	1,181	1,186	913	579	267

	Equals Total Net Acquisition of Non-financial Assets	9,964	14,261	17,931	19,937	19,946	18,611

Equals	Fiscal Balance	(7,467)	(17,325)	(23,106)	(27,237)	(29,608)	(28,718)

Note:

1. Numbers may not add due to rounding.

Table 7: General Government Sector Balance Sheet1

	2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

	Outcome	Budget	MYFER	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	2,386	1,289	1,455	1,591	1,586	1,562

Advances paid	1,137	1,331	1,247	1,287	1,308	1,307

Investments, loans and placements	52,727	48,753	51,478	52,086	52,264	53,214

Receivables	4,980	5,289	5,528	5,533	5,510	5,539

Equity

Investments in other public sector entities	27,786	34,548	32,129	35,289	37,382	40,953

Investments - other	205	175	205	205	205	205

Total Financial Assets	89,221	91,386	92,042	95,992	98,254	102,779

Non-financial Assets

Land and other fixed assets	349,040	344,437	361,602	377,699	394,478	410,593

Other non-financial assets	7,070	10,752	7,555	7,857	8,193	8,605

Total Non-financial Assets	356,110	355,190	369,157	385,555	402,671	419,198

Total Assets	445,331	446,575	461,199	481,547	500,925	521,978

Liabilities

Payables	7,010	5,596	6,380	6,481	6,565	6,720

Superannuation liability	20,118	19,478	19,889	19,416	18,561	17,555

Other employee benefits	10,277	10,680	10,799	11,448	11,501	12,272

Advances received	3,161	1,662	2,092	1,446	1,096	1,155

Borrowing[2]	58,773	77,118	77,627	101,784	127,399	153,766

Other liabilities	14,845	16,467	14,729	14,572	14,482	14,411

Total Liabilities	114,184	131,002	131,515	155,148	179,603	205,879

Net Worth	331,147	315,573	329,683	326,399	321,322	316,099

Net Financial Worth	(24,963)	(39,617)	(39,474)	(59,156)	(81,349)	(103,099)

Net Financial Liabilities	52,749	74,164	71,603	94,446	118,731	144,053

Net Debt	5,684	27,407	25,539	48,266	73,338	98,838
Notes:
1. Numbers may not add due to rounding.
2. Borrowing line comprised of:

Borrowing with QTC	50,950	68,902	69,429	94,579	120,360	147,030

Leases and other similar arrangements	7,759	8,177	8,134	7,141	6,975	6,672

Securities and derivatives	64	39	64	64	64	64

	58,773	77,118	77,627	101,784	127,399	153,766

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Table 8: Public Non-financial Corporations Sector Balance Sheet1

	2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

	Outcome	Budget	MYFER	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	1,802	1,411	1,111	752	720	766

Advances paid	2,946	1,515	1,923	1,333	1,037	1,151

Investments, loans and placements	3,239	2,089	2,090	1,812	1,692	1,626

Receivables	3,034	2,926	3,262	3,411	3,598	3,616

Total Financial Assets	11,021	7,941	8,387	7,308	7,047	7,160

Non-financial Assets

Land and other fixed assets	72,030	82,078	81,582	90,030	98,121	105,905

Other non-financial assets	1,993	4,071	2,088	2,159	2,347	2,495

Total Non-financial Assets	74,023	86,148	83,670	92,189	100,468	108,400

Total Assets	85,044	94,090	92,057	99,498	107,515	115,559

Liabilities

Payables	3,808	2,949	3,364	3,423	3,355	3,420

Superannuation liability	(250)	(354)	(258)	(265)	(272)	(279)

Other employee benefits	1,336	1,204	1,386	1,470	1,533	1,581

Deposits held	11	14	11	11	11	11

Advances received	3	3	3	2	1	—

Borrowing[2]	47,631	47,596	50,466	54,413	60,054	64,068

Other liabilities	8,573	11,776	8,810	9,008	9,305	9,659

Total Liabilities	61,112	63,187	63,782	68,062	73,988	78,460

Net Worth	23,932	30,903	28,275	31,435	33,527	37,099

Net Financial Worth	(50,091)	(55,245)	(55,395)	(60,754)	(66,941)	(71,300)

Net Debt	39,659	42,597	45,354	50,529	56,616	60,535

Notes:
1. Numbers may not add due to rounding.
2. Borrowing line comprised of:

Borrowing with QTC	44,669	46,358	48,689	52,997	58,447	62,528

Leases and other similar arrangements	745	589	686	623	860	788

Securities and derivatives	2,217	649	1,091	792	747	752

	47,631	47,596	50,466	54,413	60,054	64,068

Table 9: Non-financial Public Sector Balance Sheet1

	2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

	Outcome	Budget	MYFER	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	4,188	2,700	2,566	2,343	2,306	2,328

Advances paid	1,137	1,330	1,250	1,303	1,338	1,353

Investments, loans and placements	55,966	50,842	53,568	53,898	53,956	54,840

Receivables	6,630	6,629	7,000	7,214	7,444	7,524

Equity

Investments in other public sector entities	3,855	3,645	3,855	3,855	3,855	3,855

Investments - other	204	174	204	204	204	204

Total Financial Assets	71,979	65,320	68,443	68,817	69,104	70,104

Non-financial Assets

Land and other fixed assets	421,069	426,514	443,183	467,728	492,598	516,497

Other non-financial assets	1,500	1,448	1,713	1,907	2,124	2,266

Total Non-financial Assets	422,569	427,962	444,896	469,635	494,722	518,763

Total Assets	494,547	493,282	513,340	538,452	563,826	588,867

Liabilities

Payables	9,490	7,016	8,012	8,233	8,318	8,570

Superannuation liability	19,868	19,123	19,631	19,152	18,289	17,276

Other employee benefits	11,613	11,885	12,185	12,918	13,034	13,854

Deposits held	11	14	11	11	11	11

Advances received	218	148	175	131	91	50

Borrowing[2]	106,397	124,707	128,085	156,190	187,445	217,826

Other liabilities	15,803	14,815	15,557	15,418	15,316	15,180

Total Liabilities	163,399	177,710	183,656	212,053	242,504	272,767

Net Worth	331,148	315,573	329,683	326,399	321,322	316,099

Net Financial Worth	(91,421)	(112,389)	(115,213)	(143,236)	(173,400)	(202,664)

Net Financial Liabilities	95,276	116,035	119,068	147,091	177,255	206,519

Net Debt	45,336	69,998	70,887	98,788	129,947	159,367
Notes:
1. Numbers may not add due to rounding.
2. Borrowing line comprised of:

Borrowing with QTC	95,619	115,260	118,118	147,577	178,807	209,558

Leases and other similar arrangements	8,504	8,766	8,820	7,764	7,835	7,460

Securities and derivatives	2,274	681	1,148	849	804	809

	106,397	124,707	128,085	156,190	187,445	217,826

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Table 10: General Government Sector Cash Flow Statement1

	2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

	Outcome	Budget	MYFER	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Taxes received	22,842	24,798	24,983	26,836	28,242	29,543

Grants and subsidies received	40,307	40,290	40,322	40,933	42,609	46,126

Sales of goods and services	7,272	7,520	7,942	8,142	7,895	7,736

Interest receipts	3,613	3,499	3,517	3,353	3,394	3,451

Dividends and income tax equivalents	799	1,584	1,409	1,872	1,719	1,525

Other receipts	17,006	12,842	12,179	11,090	10,467	10,352

Total Operating Receipts	91,837	90,532	90,353	92,226	94,326	98,735

Cash Payments for Operating Activities

Payments for employees	(39,013)	(40,342)	(40,910)	(43,133)	(46,368)	(48,469)

Payments for goods and services	(28,501)	(29,002)	(30,657)	(29,869)	(30,302)	(30,731)

Grants and subsidies	(15,662)	(17,005)	(17,786)	(17,253)	(16,464)	(15,767)

Interest paid	(1,928)	(2,501)	(2,253)	(3,518)	(4,966)	(6,529)

Total Operating Payments	(85,104)	(88,850)	(91,607)	(93,773)	(98,100)	(101,497)

Net Cash Inflows from Operating Activities	6,734	1,682	(1,254)	(1,547)	(3,774)	(2,762)

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(10,507)	(12,831)	(14,189)	(18,078)	(19,398)	(19,463)

Sales of non-financial assets	147	74	97	168	168	167

Net Cash Flows from Investments in Non-financial Assets	(10,360)	(12,757)	(14,093)	(17,910)	(19,230)	(19,296)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(2,159)	(2,984)	(3,396)	(2,619)	(1,533)	(2,782)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	2,581	1,394	4,761	(599)	(175)	(960)

Receipts from Financing Activities

Advances received (net)	1,252	(1,088)	(1,067)	(644)	(348)	60

Borrowing (net)	1,974	13,935	14,123	23,455	25,056	25,715

Net Cash Flows from Financing Activities	3,227	12,847	13,056	22,811	24,707	25,775

Net Increase/(Decrease) in Cash held	23	181	(926)	136	(5)	(24)

Net cash from operating activities	6,734	1,682	(1,254)	(1,547)	(3,774)	(2,762)

Net cash flows from investments in non-financial assets	(10,360)	(12,757)	(14,093)	(17,910)	(19,230)	(19,296)

Surplus/(Deficit)	(3,626)	(11,076)	(15,347)	(19,457)	(23,005)	(22,058)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	(3,626)	(11,076)	(15,347)	(19,457)	(23,005)	(22,058)

Acquisitions under finance leases and similar arrangements	(826)	(692)	(713)	(365)	(5)	(1)

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(4,452)	(11,768)	(16,060)	(19,822)	(23,010)	(22,059)

Note:

1. Numbers may not add due to rounding.

Table 11: Public Non-financial Corporations Sector Cash Flow Statement1

	2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

	Outcome	Budget	MYFER	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Grants and subsidies received	1,298	836	955	855	772	806

Sales of goods and services	16,701	16,860	17,797	18,956	20,149	21,209

Interest receipts	219	152	182	142	131	121

Other receipts	501	576	440	207	211	146

Total Operating Receipts	18,719	18,425	19,373	20,161	21,263	22,282

Cash Payments for Operating Activities

Payments for employees	(3,134)	(3,558)	(3,773)	(3,912)	(4,078)	(4,221)

Payments for goods and services	(7,631)	(8,516)	(10,132)	(9,151)	(9,386)	(9,370)

Grants and subsidies	(22)	(28)	(29)	(23)	(23)	(23)

Interest paid	(1,836)	(2,111)	(2,114)	(2,515)	(2,923)	(3,554)

Other payments	(822)	(633)	(524)	(713)	(534)	(403)

Total Operating Payments	(13,445)	(14,846)	(16,572)	(16,314)	(16,944)	(17,571)

Net Cash Inflows from Operating Activities	5,273	3,579	2,801	3,847	4,319	4,711

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(6,402)	(9,410)	(11,561)	(10,649)	(10,484)	(10,314)

Sales of non-financial assets	27	14	24	86	8	9

Net Cash Flows from Investments in Non-financial Assets	(6,375)	(9,395)	(11,536)	(10,563)	(10,476)	(10,305)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(1,339)	1,047	1,023	591	295	(113)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(281)	9	14	34	19	(1)

Receipts from Financing Activities

Advances received (net)	(1)	(1)	(1)	(1)	(1)	(1)

Borrowing (net)	1,953	2,108	4,184	4,256	5,373	4,004

Dividends paid	(490)	(1,021)	(973)	(1,123)	(1,098)	(1,044)

Deposits received (net)	(3)	—	—	—	—	—

Other financing (net)	2,050	3,417	3,798	2,600	1,535	2,795

Net Cash Flows from Financing Activities	3,509	4,504	7,008	5,733	5,810	5,754

Net Increase/(Decrease) in Cash held	788	(256)	(690)	(359)	(32)	46

Net cash from operating activities	5,273	3,579	2,801	3,847	4,319	4,711

Net cash flows from investments in non-financial assets	(6,375)	(9,395)	(11,536)	(10,563)	(10,476)	(10,305)

Dividends paid	(490)	(1,021)	(973)	(1,123)	(1,098)	(1,044)

Surplus/(Deficit)	(1,592)	(6,837)	(9,708)	(7,839)	(7,254)	(6,638)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	(1,592)	(6,837)	(9,708)	(7,839)	(7,254)	(6,638)

Acquisitions under finance leases and similar arrangements	(360)	(25)	(14)	(5)	(314)	(6)

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,952)	(6,862)	(9,721)	(7,844)	(7,568)	(6,644)

Note:

1. Numbers may not add due to rounding.

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Table 12: Non-financial Public Sector Cash Flow Statement1

	2023-24	2024-25	2024-25	2025-26	2026-27	2027-28

	Outcome	Budget	MYFER	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Taxes received	22,381	24,344	24,645	26,489	27,890	29,152

Grants and subsidies received	40,407	40,351	40,414	41,018	42,667	46,185

Sales of goods and services	20,383	20,269	21,474	22,463	23,836	24,980

Interest receipts	3,756	3,577	3,635	3,450	3,494	3,553

Dividends and income tax equivalents	120	186	189	194	205	215

Other receipts	17,498	13,418	12,628	11,294	10,659	10,498

Total Operating Receipts	104,545	102,145	102,986	104,906	108,751	114,583

Cash Payments for Operating Activities

Payments for employees	(41,946)	(43,688)	(44,573)	(46,934)	(50,334)	(52,576)

Payments for goods and services	(32,546)	(33,396)	(36,512)	(34,371)	(35,466)	(36,121)

Grants and subsidies	(14,491)	(16,256)	(16,950)	(16,506)	(15,773)	(15,043)

Interest paid	(3,456)	(4,315)	(4,094)	(5,770)	(7,637)	(9,806)

Other payments	(610)	(251)	(272)	(152)	(112)	(132)

Total Operating Payments	(93,049)	(97,906)	(102,401)	(103,732)	(109,322)	(113,679)

Net Cash Inflows from Operating Activities	11,497	4,240	584	1,174	(572)	904

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(16,887)	(22,241)	(25,760)	(28,724)	(29,863)	(29,776)

Sales of non-financial assets	174	88	121	254	175	176

Net Cash Flows from Investments in Non-financial Assets	(16,712)	(22,152)	(25,639)	(28,470)	(29,687)	(29,600)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	110	433	398	(32)	(13)	(2)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	2,300	1,404	4,774	(565)	(156)	(961)

Receipts from Financing Activities

Advances received (net)	(17)	(41)	(41)	(42)	(38)	(39)

Borrowing (net)	3,927	16,043	18,307	27,712	30,429	29,719

Deposits received (net)	(3)	—	—	—	—	—

Other financing (net)	(291)	—	—	—	—	—

Net Cash Flows from Financing Activities	3,616	16,002	18,266	27,670	30,390	29,681

Net Increase/(Decrease) in Cash held	810	(75)	(1,616)	(223)	(38)	22

Net cash from operating activities	11,497	4,240	584	1,174	(572)	904

Net cash flows from investments in non-financial assets	(16,712)	(22,152)	(25,639)	(28,470)	(29,687)	(29,600)

Surplus/(Deficit)	(5,216)	(17,913)	(25,055)	(27,296)	(30,259)	(28,696)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	(5,216)	(17,913)	(25,055)	(27,296)	(30,259)	(28,696)

Acquisitions under finance leases and similar arrangements	(1,186)	(717)	(727)	(371)	(319)	(7)

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(6,402)	(18,630)	(25,781)	(27,667)	(30,578)	(28,703)

Note:

1. Numbers may not add due to rounding.

Economic and revenue assumptions

The 2024–25 Mid-Year Fiscal and Economic Review (MYFER) is based in part on assumptions made about parameters, both internal and external to Queensland, which can impact directly on economic and fiscal forecasts.

The forward estimates in the 2024–25 MYFER are framed on a no-policy-change basis. That is, the expenditure and revenue policies in place at the time of the MYFER (including those announced in the MYFER) are applied consistently throughout the forward estimates period.

Economic assumptions

Key economic assumptions underpinning the 2024–25 MYFER include:

•	Consistent with IMF projections, international economic growth is assumed to gradually slow over the forecast horizon and be below the pre-COVID decade average.

•	Interest rates are assumed to remain at the current level before starting to gradually ease from around mid-2025.

•	The A$/US$ exchange rate is assumed to be weaker over the coming quarters but gradually recover and move towards the medium-term anchor of US$0.75 by June 2027.

•	Brent oil prices to remain flat at around US$75/bbl across the forward estimates.

•	Residential property prices in Brisbane are expected to maintain relatively robust growth in the near term before returning to more modest growth over the forecast horizon.

•	The Bureau of Meteorology has predicted a higher likelihood of rainfall exceeding median levels across coastal Queensland over the 2024–25 summer. A return to average rainfall is predicted at this stage for forthcoming years.

Taxation and royalty revenue

Table 13 shows the main components of taxation and royalty revenue, and the forecast revenues for each component across the forward estimates.

Table 13: Taxation and royalty revenue1

	2023–24	2024–25	2024–25	2025–26	2026–27	2027–28

	Actual	Budget	MYFER	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Payroll tax and mental health levy	6,723	7,245	7,347	7,792	8,186	8,569

Transfer duty	5,492	6,793	6,800	7,165	7,492	7,820

Other duties	2,472	2,596	2,609	2,743	2,860	2,982

Gambling taxes and levies	2,097	2,141	2,180	2,260	2,342	2,426

Land tax	2,026	2,499	2,499	2,847	3,158	3,365

Motor vehicle registration	2,367	2,046	2,081	2,507	2,631	2,726

Other taxes	1,482	1,478	1,467	1,525	1,576	1,658

Total tax revenue	22,659	24,799	24,984	26,838	28,244	29,545

Royalties

Coal	10,521	6,233	5,838	4,831	4,553	4,523

Petroleum[2]	1,705	1,594	1,492	1,162	1,044	1,018

Other royalties[3]	545	579	655	575	496	468

Total royalties	12,771	8,406	7,984	6,568	6,092	6,008

Land rents	188	193	193	197	201	206

Total royalties and land rents	12,959	8,599	8,177	6,764	6,294	6,215

Notes:
1. Numbers may not add due to rounding.
2. Includes liquefied natural gas (LNG).
3. Includes base and precious metal and other mineral royalties.

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

Royalty assumptions

Table 14 below provides the 2024–25 MYFER assumptions regarding coal royalties, which represent around 75 per cent of Queensland’s expected total royalty revenue across the five years from 2024-25 to 2027-28.

Table 14: Royalty assumptions

	2023–24	2024–25	2025–26	2026–27	2027–28

	Actual	MYFER	Projection	Projection	Projection

Tonnages – crown export[1] coal (Mt)	193	200	214	225	223

Exchange rate $US per $A2	0.66	0.67	0.71	0.75	0.75

Year average coal prices ($US per tonne)[3]

Hard coking	287	202	186	185	185

Semi–soft	170	159	140	139	139

Thermal	136	137	121	120	120

Year average oil price

Brent ($US per barrel)[4]	84	81	75	75	75

Notes:

1.  Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government (i.e. private royalties). The 2024–25 estimate for domestic coal volume is approximately 24.2 Mt and private coal is 5.9 Mt.

2. Year average.

3.  Estimated year-average spot prices for highest quality coking and thermal coal. Lower quality coal can be sold below this price with indicative average prices for 2024–25 as follows: Hard coking US$191 per tonne and thermal US$103 per tonne.

4. Published Brent oil prices are lagged by 4 months to better align with royalty revenue.

Exchange rate and commodity prices and volumes

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate and commodity prices and volumes.

Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and, therefore, expected royalty collections.

Interest rates

Most General Government Sector debt is held under fixed interest rates. Therefore, the impact of interest rate variations on debt servicing costs in 2024–25 would be relatively modest, with the impact building progressively across the forward estimates.

Fiscal aggregates

	2016–17	2017–18	2018–19	2019–20	2020–21	2021-22	2022–23	2023–24	2024-25	2025-26	2026-27	2027-28

	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual	Actual	Actual	MYFER	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million

General Government

Total revenue	56,194	58,087	59,828	57,778	62,791	74,185	89,809	89,768	88,071	89,286	91,278	95,749

Taxation revenue	12,919	13,244	14,165	14,585	16,249	20,011	20,601	22,659	24,984	26,838	28,244	29,545

Total expenses	53,369	56,337	58,843	63,505	63,706	69,902	75,880	88,087	92,983	96,211	100,451	104,939

Employee expenses	21,258	22,681	24,019	25,662	26,385	28,068	30,558	33,264	35,417	37,597	39,943	42,452

Net operating balance	2,825	1,750	985	(5,728)	(915)	4,284	13,928	1,681	(4,911)	(6,926)	(9,173)	(9,190)

Capital purchases	4,620	5,126	5,764	6,306	6,682	7,878	9,899	10,507	14,189	18,078	19,398	19,463

Net capital purchases	2,265	2,337	3,192	3,436	3,942	4,356	5,838	5,682	9,482	12,753	13,042	12,662

Fiscal balance	560	(587)	(2,207)	(9,164)	(4,857)	(72)	8,090	(4,001)	(14,394)	(19,679)	(22,216)	(21,852)

Borrow ing w ith QTC	31,358	29,256	29,468	37,570	46,153	49,000	46,166	50,950	69,429	94,579	120,360	147,030

Leases and similar arrangements[2]	1,882	2,142	2,612	6,485	7,703	7,671	7,519	7,759	8,134	7,141	6,975	6,672

Securities and Derivatives	(0)	122	121	198	220	93	41	64	64	64	64	64

Net debt	(355)	(509)	(198)	14,036	11,344	10,997	2,608	5,684	25,539	48,266	73,338	98,838

Non-financial Public Sector

Total revenue	64,855	66,164	68,329	66,171	71,318	85,485	100,820	100,258	99,141	100,744	104,305	109,948

Capital purchases	7,291	7,643	8,460	9,482	9,877	11,130	14,300	16,887	25,760	28,724	29,863	29,776

Borrow ing w ith QTC	69,107	66,964	67,576	76,464	85,901	90,851	89,442	95,619	118,118	147,577	178,807	209,558

Leases and similar arrangements[2]	1,882	2,142	2,612	6,977	8,157	8,028	7,887	8,504	8,820	7,764	7,835	7,460

Securities and Derivatives	895	405	720	1,503	1,570	17,374	5,491	2,274	1,148	849	804	809

Notes:

1. With the implementation of the latest GFS Manual (AGFS15), some categories have been restated to ensure comparability.
2. Approximately $2.2 billion increase in General Government and $2.6 billion in NFPS in 2019-20 on adoption of the new lease accounting standard AASB 16.

MID-YEAR FISCAL AND ECONOMIC REVIEW 2024–25

	2016–17	2017–18	2018–19	2019–20	2020–21	2021-22	2022–23	2023–24	2024-25	2025-26	2026-27	2027-28

	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual	Actual	Actual	MYFER	Projection	Projection	Projection

	%	%	%	%	%	%	%	%	%	%	%	%

General Government

Revenue/GSP	17.2	16.6	16.3	16.0	17.1	16.3	17.8	17.6	16.6	16.2	15.8	15.8

Tax/GSP	3.9	3.8	3.9	4.0	4.4	4.4	4.1	4.4	4.7	4.9	4.9	4.9

Ow n source revenue/GSP	8.8	8.6	8.6	8.4	8.1	8.8	10.2	9.7	9.0	8.8	8.4	8.2

Expenses/GSP	16.3	16.1	16.1	17.6	17.3	15.4	15.0	17.2	17.6	17.5	17.4	17.3

Employee expenses/GSP	6.5	6.5	6.6	7.1	7.2	6.2	6.0	6.5	6.7	6.8	6.9	7.0

Net operating balance/GSP	0.9	0.5	0.3	(1.6)	(0.2)	0.9	2.8	0.3	(0.9)	(1.3)	(1.6)	(1.5)

Capital purchases/GSP	1.4	1.5	1.6	1.7	1.8	1.7	2.0	2.1	2.7	3.3	3.4	3.2

Net cash inflow s from operating activities/Net cash flow s from investments in non-financial assets	134.2	107.0	105.5	(2.5)	0.7	136.9	204.6	65.0	(8.9)	(8.6)	(19.6)	(14.3)

Fiscal balance/GSP	0.2	(0.2)	(0.6)	(2.5)	(1.3)	(0.0)	1.6	(0.8)	(2.7)	(3.6)	(3.8)	(3.6)

Total borrow ings/GSP	10.2	9.0	8.8	12.3	14.7	12.5	10.6	11.5	14.7	18.5	22.1	25.3

Total Borrow ings/Revenue	59.2	54.3	53.8	76.6	86.1	76.5	59.8	65.5	88.1	114.0	139.6	160.6

Lease and other liabilities/revenue	3.3	3.7	4.4	11.2	12.3	10.3	8.4	8.6	9.2	8.0	7.6	7.0

Net debt/revenue	(0.6)	(0.9)	(0.3)	24.3	18.1	14.8	2.9	6.3	29.0	54.1	80.3	103.2

Revenue grow th	10.7	3.4	3.0	(3.4)	8.7	18.1	21.1	(0.0)	(1.9)	1.4	2.2	4.9

Tax grow th	3.0	2.5	7.0	3.0	11.4	23.1	2.9	10.0	10.3	7.4	5.2	4.6

Expenses grow th	6.5	5.6	4.4	7.9	0.3	9.7	8.6	16.1	5.6	3.5	4.4	4.5

Employee expenses grow th	6.1	6.7	5.9	6.8	2.8	6.4	8.9	8.9	6.5	6.2	6.2	6.3

Non-Financial Public Sector

Capital purchases/GSP	2.2	2.2	2.3	2.6	2.7	2.5	2.8	3.3	4.9	5.2	5.2	4.9

Total borrow ings/GSP	22.0	19.9	19.4	23.6	26.0	25.6	20.4	20.8	24.2	28.4	32.5	35.9

Total Borrow ings/Revenue	110.8	105.1	103.8	128.4	134.1	136.0	102.0	106.1	129.2	155.0	179.7	198.1

Net financial liabilities/revenue	111.2	111.5	114.9	158.3	142.5	117.8	90.5	95.0	120.1	146.0	169.9	187.8

Notes:

1. With the implementation of the latest GFS Manual (AGFS15), some categories have been restated to ensure comparability. Actual GSP figures: as at 2023-24 ABS National Accounts: State Accounts.